(212) 318-6095

thomaspeeney@paulhastings.com

December 16, 2025

Ms. Emily Rowland

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Gabelli ETFs Trust File Numbers: 333-238109; 811-23568

Dear Ms. Rowland:

On behalf of Gabelli Opportunities in Live and Sports ETF (the “Fund”), a series of Gabelli ETFs Trust, a Delaware statutory trust (the “Trust”), we hereby file with the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) this letter in response to the Staff’s recent oral comments to the undersigned received on November 25, 2025, in relation to Post-Effective Amendment No. 21 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) (Accession Number 0001829126-25-008045). As requested, the Fund has filed this letter at least five business days prior to the effectiveness of the Registration Statement in accordance with ADI 2019-07, after which the Fund will file a post-effective amendment (the “Amendment”) to the Registration Statement that will include appropriate revisions in response to the Staff’s comments.

For convenience of reference, the Staff’s comments have been reproduced herein. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement. Where the Fund has revised certain disclosure in the Registration Statement in response to a comment, additions are underlined and deletions are ~~struck~~.

General Comments

Comment 1: Please be reminded that the company and its management are responsible for the accuracy and adequacy of their disclosures notwithstanding any review, comments, actions, or absence of actions by the Commission.

Response: The Fund acknowledges the Staff’s comment.

Comment 2: Please provide your responses to the Staff’s comments at least five business days prior to the filing’s effective date. Also, where a comment is made with respect to disclosure in the filing, it will apply to all similar disclosures found elsewhere.

Response: The Fund acknowledges the Staff’s comments and confirms that the Fund shall furnish responses at least five business days in advance of the effective date.

December 16, 2025

PROSPECTUS

Comment 3: The Fund’s name contains two terms that are subject to Rule 35d-1 (the “Names Rule”) under the Investment Company Act of 1940, as amended: “live” and “sports.” Please revise the Fund’s 80% policy to reflect both terms.

Response: The Fund respectfully acknowledges the comment and has revised the disclosure as follows:

“The Fund is an actively managed exchange-traded fund (“ETF”). Under normal market conditions, the Fund invests at least 80% of the value of its net assets in securities of companies principally engaged in the group of industries comprising the live media and entertainment and sports sectors ~~sector~~. As a fundamental policy, the Fund will concentrate (invest at least 25% of the value of its net assets) in the securities of companies principally engaged in the group of industries comprising the live media and entertainment and sports sectors ~~sector~~. The Fund may invest in the equity securities of such companies, such as common stock, or preferred stock of such companies in accordance with the foregoing 80% policy. The Fund may also invest in foreign securities, including, but not limited to, direct investments in securities of foreign issuers and investments in American Depositary Receipts that represent indirect investments in securities of foreign issuers. The Fund may invest in companies without regard to market capitalization. In addition, the Fund may invest up to 10% of the value of its net assets in option contracts in accordance with Rule 18f-4 under the 1940 Act.

The Fund considers a company to be principally engaged in the live media and entertainment sector if it devotes a significant portion of its assets to or derives at least 50% of its revenues from the development, production or distribution of live media and entertainment. Live media and entertainment include, but are not limited to, television and radio stations, motion picture companies, print publishing and providers of internet content, as well as satellite service providers, cable service providers and advertising service providers.

The Fund considers a company to be principally engaged in the group of industries comprising the sports sector if it devotes a significant portion of its assets to or ~~,~~ derives at least 50% ~~a significant portion~~ of its revenues from~~, or has substantial economic exposure to~~ sports-related activities. Sports-related activities include, but are not limited to, the following: (i) the direct operation or ownership of sports teams or leagues; (ii) the development or monetization of sports-related real estate (e.g., stadiums, sports resorts, or experiential venues such as golf and ski destinations)); (iii) the sale of sports-related products or services (e.g., athletic apparel, equipment, or ticketing); and (iv) sports media and content distribution. A company with indirect or adjacent exposure to a sports-related activity—such as an event promoter, live entertainment company, or large conglomerate with business lines that own or operate ~~that owns or operates~~ sports assets—may also qualify for investment if the Adviser believes the sports-related component represents a meaningful portion of the company’s business value.”

Comment 4: On page 3 of the Prospectus, the disclosure states that, “[t]he Fund considers a company to be principally engaged in the group of industries comprising the sports sector if it devotes a significant portion of its assets to, derives a significant portion of its revenues from, or has substantial economic exposure to sports-related activities.” Please revise the “revenue” test to indicate that the portion of the company’s revenues derived from sports-related activities must be greater than 50%, rather than a “significant portion.” Please also delete “substantial economic exposure” test or explain in the disclosure how it differs from the “assets” and “revenue” tests and how it would have a significant nexus to the Fund’s name.

Response: The Fund respectfully acknowledges the comment and has revised the disclosure as shown in the response to Comment 3 above.

December 16, 2025

Comment 5: On page 3 of the Prospectus, the disclosure states, “[a] company with indirect or adjacent exposure to a sports-related activity—such as an event promoter, live entertainment company, or large conglomerate that owns or operates sports assets—may also qualify for investment if the Adviser believes the sports-related component represents a meaningful portion of the company’s business value.” Please revise this disclosure to reflect that the term “live” will be treated the same way the term “sports” is treated with respect to the Names Rule. Please also explain how a “large conglomerate” qualifies as “sports-related” or “live,” and expand on how the Adviser would determine whether the “sports-related component represents a meaningful portion of the company’s business value.”

Response: The Fund respectfully acknowledges the comment and has revised the disclosure as shown in response to Comment 3 above.

Comment 6: In the “Investment Objectives, Investment Strategies, and Related Risks” section of the Prospectus, on page 9, the “Concentration Risk” disclosure includes “Communication Services Risk” and “Professional Sports Risk.” Please add summaries of those risks to the “Concentration Risk” disclosure in the “Principal Risks” section on page 4 of the Prospectus.

Response: The Fund respectfully acknowledges the comment and has revised the disclosure as follows:

“Concentration Risk. The Fund concentrates its assets (i.e., invests 25% or more of its net assets) in securities of companies in the live media and entertainment and sports sectors ~~sector~~, and, as a result, the Fund may be subject to greater volatility with respect to its portfolio securities than a fund that is more broadly diversified. Accordingly, the Fund is subject to the risk that its performance may be hurt disproportionately by the poor performance of relatively few securities. Risks associated with investments in the live media and entertainment and sports sectors include, among others:

•	Communication Services Risk. The Fund’s investments include securities issued by companies that conduct business in the communication services sector. The communication services sector consists of, among other things, companies in the media and entertainment industry. Companies in the media and entertainment industry group encompass a variety of services and products including television broadcasting, gaming products, social media, networking platforms, online classifieds, online review websites and Internet search engines. The communication services sector is often subject to extensive government regulation. The costs of complying with governmental regulations, delays or failure to receive required regulatory approvals, or the enactment of new regulatory requirements may negatively affect the business of communications companies. Companies in the communication services sector may encounter distressed cash flows due to the need to commit substantial capital to meet increasing competition, particularly in developing new products and services using new technology. Communication services companies are particularly vulnerable to the potential obsolescence of products and services due to technological advancement and the innovation of competitors. While all companies may be susceptible to network security breaches, certain companies in the communication services sector may be particular targets of hacking and potential theft of proprietary or consumer information or disruptions in service, which could have a material adverse effect on their businesses. The Fund’s investments in the communication services sector include companies in the media and entertainment industry, which are subject to risks that include competition, particularly with respect to products and services using new technologies; high costs of production, research and development for new content, products and services; cyclicality of revenues and earnings; changing consumer tastes and preferences; and decreases in the discretionary income of targeted consumers.

•	Professional Sports Risk. Professional sports teams depend on the performance and/or popularity of their franchises, and they compete with other sporting events, which are delivered through the Internet and online services (e.g., streaming), mobile applications, television networks, radio and other sources. Professional sports teams also depend on attracting attendance to competitions at their home venues, and they compete with other leisure-time activities and entertainment options such as television shows, motion pictures, concerts and other live performances, restaurants, nightlife venues, Internet websites and other online applications such as social media and social networking platforms, and other sources of entertainment. Economic downturns and other adverse conditions, such as suspension of sports events or limitations on in-person attendance at such events, can negatively affect professional sports companies’ operations. Professional sports companies also depend on the on-field success of their teams, which is affected by the teams’ ability to develop, obtain and retain talented players.”

December 16, 2025

Comment 7: Please tailor the “Communication Services Risk” disclosure to the types of investments that the Fund will make.

Response: The Fund respectfully acknowledges the comment and has revised the disclosure as follows:

“Communication Services Risk. The Fund’s investments include securities issued by companies that conduct business in the communication services sector. The communication services sector consists of, among other things, ~~both~~ companies in ~~the telecommunication services industry as well as those in the~~ media and entertainment industry. Companies in the media and entertainment industry group encompass a variety of services and products including television broadcasting, gaming products, social media, networking platforms, online classifieds, online review websites and Internet search engines. The communication ~~communications~~ services sector ~~of a country’s economy~~ is often subject to extensive government regulation. The costs of complying with governmental regulations, delays or failure to receive required regulatory approvals, or the enactment of new regulatory requirements may negatively affect the business of communications companies. Companies in the communication services sector may encounter distressed cash flows due to the need to commit substantial capital to meet increasing competition, particularly in developing new products and services using new technology. Communication services companies are particularly vulnerable to the potential obsolescence of products and services due to technological advancement and the innovation of competitors. While all companies may be susceptible to network security breaches, certain companies in the communication services sector may be particular targets of hacking and potential theft of proprietary or consumer information or disruptions in service, which could have a material adverse effect on their businesses. The Fund’s investments in the communication services sector include companies in the media and entertainment industry, which are subject to risks that include competition, particularly with respect to products and services using new technologies; high costs of production, research and development for new content, products and services; cyclicality of revenues and earnings; changing consumer tastes and preferences; and decreases in the discretionary income of targeted consumers.”

Comment 8: On page 4 of the Prospectus, the “New Fund Risk” disclosure states, “[h]owever, the fee waiver in place limits this risk for the periods that such fee waiver is effective.” Please clarify which risks the fee waiver is limiting.”

Response: The Fund respectfully acknowledges the comment and has deleted the referenced disclosure, as follows:

“New Fund Risk. The Fund is a new fund with no operating history and may have higher expenses. There can be no assurance that the Fund will grow to or maintain an economically viable size. The Fund could cease operations, and investors may be required to liquidate or transfer their assets at a loss. ~~However, the fee waiver in place limits this risk for the periods that such fee waiver is effective.~~”

Comment 9: Given the inclusion of “Growth Stock Risk” and “Value Investing Risk” as principal risks, please add growth stocks and value stocks in the discussion of the Fund’s principal investment strategies.

Response: The Fund respectfully acknowledges the comment. With respect to “Value Investing Risk,” the Fund notes that its principal investment strategies disclosure states:

“The Adviser’s investment philosophy with respect to buying and selling equity securities is to identify assets that are selling in the public market at a discount to their private market value (‘PMV’). The Adviser defines PMV as the value informed purchasers are willing to pay to acquire assets with similar characteristics. … Further, the Adviser looks for a catalyst, something indigenous to the company, its industry or geographic positioning that may surface additional value, including, but not limited to, industry developments, regulatory changes, changes in management, sale or spin-off of a division, or the development of a profitable new business.”

The Fund believes this disclosure addresses the Adviser’s approach to value investing and the corresponding risk associated with value investing on the Fund’s principal investment strategies. Therefore, the Fund respectfully declines to add value stocks to its principal investment strategies. In addition, the Fund believes the risks of investing in growth stocks are risks generally applicable to its investments in equity securities, and therefore respectfully declines to add growth stocks to its principal investment strategies.

December 16, 2025

Comment 10: In the “Principal Investment Strategies” section, please add disclosure stating that the Fund is non-diversified.

Response: The Fund respectfully acknowledges the comment. The Fund does not believe Form N-1A requires that the Fund’s non-diversification status be disclosed in the “Principal Investment Strategies” section. The Fund notes that the Fund’s non-diversification status is disclosed in the principal risks section (both in Items 4 and 9) in the “Non-Diversification Risk” discussion, consistent with Item 4(b)(1)(iv) of Form N-1A. Therefore, the Fund respectfully declines to make the proposed change.

Comment 11: Given the inclusion of “Options Risk” as a principal risk, please add related disclosure in the “Principal Investment Strategies” section.

Response: The Fund respectfully acknowledges the comment and has added disclosure regarding options in the “Principal Investment Strategies” section, as shown in the response to Comment 3 above.

STATEMENT OF ADDITIONAL INFORMATION

Comment 12: In the “Investment Restrictions” section of the SAI, the disclosure states, “[i]n determining concentration and whether the Fund is in compliance with restriction (1) above, the Fund will also consider the concentration of the underlying investment companies in which it invests.” The Staff’s position is that the Fund is required to consider the investments of the underlying investment companies, rather than the concentration of the underlying investment companies. Limiting the analysis to only the concentration of underlying investment companies’ concentration policies is not sufficient. The Staff’s broader policy is that a fund and its adviser may not ignore the investments of any underlying investment company when determining compliance with the fund’s concentration policy, and it is not sufficient to limit the analysis to only those underlying investment companies that “concentrate” in an industry. Accordingly, please revise disclosure to make clear that the Fund will consider the investments of all underlying investment companies in which it invests.

Response: The Fund respectfully acknowledges the comment and has revised the disclosure as follows:

“For purposes of restriction (1) above, with respect to the Fund’s industry classifications, the Fund currently utilizes any one or more of the industry sub-classifications used by one or more widely recognized market indexes or rating group indexes, and/or as defined by Trust management. If Trust management chooses to define industry classifications pursuant to the foregoing, it will do so in a reasonable manner that is consistent with the purpose and intent of the industry classifications as represented generally by such widely recognized market indexes or rating group indexes, and any such management industry classifications will be applied consistently over time and in good faith. In determining concentration and whether the Fund is in compliance with restriction (1) above, the Fund will also consider the investments ~~concentration~~ of the underlying investment companies in which it invests.”

Sincerely,

/s/ Thomas D. Peeney

Thomas D. Peeney

CC:	Michael R. Rosella Kevin R. Brown John C. Ball Peter Goldstein